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                                                                                                             Exhibit 99 (f)

                                             System Energy Resources, Inc.
                                 Computation of Ratios of Earnings to Fixed Charges and
                                           Ratios of Earnings to Fixed Charges

                                                                                 Twelve Months Ended
                                                                                    December 31,                      September 30,
                                                              1989         1990        1991        1992        1993        1994
                                                                          (In Thousands, Except for Ratios)
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Fixed charges, as defined:
  Interest on mortgage bonds                                 $148,402    $138,689    $126,351    $104,429     $91,472    $84,857
  Interest on other long-term debt                             91,295      91,955      92,187      92,189      93,346     85,735
  Interest on lease nuclear                                    18,298      13,830      10,007       6,265       6,790      7,321
  Interest on notes payable                                         0           0           0           0           0         46
  Amortization of expense and premium on debt-net               7,326      10,532       7,495       6,417       4,520      6,300
  Other interest charges                                        2,790       1,460       3,617       1,506       1,600      1,934
                                                             -------------------------------------------------------------------

Total fixed charges, as defined                              $268,111    $256,466    $239,657    $210,806    $197,728   $186,193
                                                             ===================================================================

Earnings as defined:
  Net Income                                                ($655,524)   $168,677    $104,622    $130,141     $93,927    $89,529
  Add:
    Provision for income taxes:
      Federal and State                                      (168,440)      4,620     (26,848)     35,082      48,314     67,039
      Deferred Federal and State - net                         93,048      52,962      37,168      23,648      60,690     46,231
    Investment tax credit adjustment - net                    (14,321)     56,320      63,256      30,123     (30,452)   (30,240)
    Fixed charges as above                                    268,111     256,466     239,657     210,806     197,728    186,193
                                                            --------------------------------------------------------------------

Total earnings, as defined                                  ($477,126)   $539,045    $417,855    $429,800    $370,207   $358,752
                                                            ====================================================================

Ratio of earnings to fixed charges, as defined                     (a)       2.10        1.74        2.04        1.87       1.93
                                                            ====================================================================


- ------------------------
(a) Earnings for the twelve months ended December 31, 1989 were inadequate to cover fixed charges due to
    System Energy's cancellation and write-off of its investment in Grand Gulf 2 in September 1989.
    The amount of the coverage deficiency for fixed charges was $745.2 million.
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